Pricing Supplement dated September 14, 2009,
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

   [RBC LOGO]        $257,000

                     Royal Bank of Canada

                     Enhanced Return Notes Linked to the S&P 500(R) Index, due March 17, 2011


Royal Bank of Canada is offering enhanced return notes (the "Notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, describe terms that will apply generally to the Notes, including any Notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the Notes will not exceed 22% of their Principal Amount.


Issuer:                      Royal Bank of Canada ("Royal Bank").

Issue:                       Senior Global Medium-Term Notes, Series C

Underwriter:                 RBC Capital Markets Corporation.

Reference Asset:             Standard and Poor's 500(R) Index

Bloomberg Ticker:            SPX

Currency:                    U.S. Dollars.

Minimum Investment:          $1,000, and $1,000 increments in excess thereof
                             (the "Principal Amount")

Term:                        The term on your note is approximately eighteen
                             (18) months.

Pricing Date:                September 14, 2009

Issue Date:                  September 17, 2009

CUSIP:                       78008HFQ8

Payment at Maturity (if      Payment at Maturity will be based on the
held to maturity):           performance of the Reference Asset and will be
                             calculated using the following formula:

                             If the Final Level is greater than or equal to the Initial Level, then, at maturity, the investor will receive the lesser of:

                             1. Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and
                             2.       Maximum Redemption Amount

                             If the Final Level is less than the Initial Level, then, at maturity, the investor will receive less than all of the Principal Amount, in an amount equal to:

                             Principal Amount + (Principal Amount x Percentage Change)

Percentage Change:           The Percentage Change, expressed as a percentage,
                             is calculated using the following formula:

                                        Final Level - Initial Level
                                        ---------------------------
                                               Initial Level

Valuation Date:              March 14, 2011, subject to extension for market and
                             other disruptions.

Maturity Date:               March 17, 2011, subject to extension for market and
                             other disruptions.

Initial Level:               1049.34

Final Level:                 The closing level of the Reference Asset on the
                             Valuation Date.

Maximum Redemption           122% multiplied by the Principal Amount
Amount:

Leverage Factor:             500% (subject to Maximum Redemption Amount)

Principal at Risk:           The Notes are NOT principal protected.  You may
                             lose up to your entire Principal Amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:          By purchasing a note, each holder agrees (in the
                             absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.

                             For further discussion of the U.S. federal tax consequences applicable to the Notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the Notes.

Secondary Market:            RBC Capital Markets Corporation (or one of
                             its affiliates), though not obligated to do so, plans to maintain a Secondary Market in the Notes after the Issue Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the Principal Amount of their Notes.

Listing: The Notes will not be listed on any securities exchange or quotation system.

Clearance and                DTC global (including through its indirect
Settlement:                  participants Euroclear and Clearstream, Luxembourg
                             as described under "Description of Debt
                             Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in        All of the terms appearing above the item captioned
the Master Note:             "Secondary Market" on page p-2 of  this pricing
                             supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The Notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.


                                                       Per note       Total
                                                       --------       -----
Price to public.....................................     100%         $257,000
Underwriting discounts and commission...............     2%           $5,140
Proceeds to Royal Bank..............................     98%          $251,860


The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the Secondary Market price, if any Secondary Market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the Issue Date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $20.00 per $1,000 Principal Amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of approximately $20.00 per $1,000 Principal Amount of the Notes. The price of the Notes also included a profit of $13.00 per $1,000 Principal Amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada was $33.00 per $1,000 Principal Amount of the Notes.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/
a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Leverage Factor of 500% (subject to the Maximum Redemption Amount), a Maximum Redemption Amount of 122% multiplied by the Principal Amount and that no extraordinary event has occurred.



Example 1--     Calculation of the Payment at Maturity where the Percentage
                Change is positive.
                Percentage Change:      2%
                Payment at Maturity     $1,000 + [$1,000 x (2% x 500%)] = $1,000
                                        + $100 = $1,100
                On a $1,000 investment, a 2% Percentage Change results in a Payment at Maturity of $1,100, a 10% return on the Notes.




Example 2--     Calculation of the Payment at Maturity where the Percentage
                Change is positive (and subject to the Maximum Redemption
                Amount).
                Percentage Change:      30%
                Payment at Maturity     $1,000 + [$1,000 x (30% x 500%)] =
                                        $1,000 + $1,500 = $2,500, but the
                                        Maximum Redemption Amount is $1,220.
                On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity of $1,220, a 22% return on the Notes.




Example 3--     Calculation of the Payment at Maturity where the Percentage
                Change is negative (less than 0%).
                Percentage  Change:     -10%
                Payment at Maturity     $1,000 + ($1,000 x -10%) = $1,000 - $100
                                        = $900
                On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

              ADDITIONAL INFORMATION REGARDING THE REFERENCE ASSET

         Please refer to the description of the Reference Asset on page PS-51 of the product prospectus supplement.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first and second quarters of 2009, as well as for the period from July 1, 2009 through September 14, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                                    S&P 500
                                   ('00 - '09)
                                [CHART OMITTED]



                                          High Intra-Day             Low Intra-Day            Period-End
                                           Level of the               Level of the          Closing Level of
 Period-Start         Period-End          Reference Asset          Reference Asset in        the Reference
    Date                 Date                 in ($)                     ($)                 Asset in ($)
    ----                 ----                 ------                     ---                 ------------
   1/1/2006             3/31/2006             1310.88                  1245.74                 1294.83
   4/1/2006             6/30/2006             1326.7                   1219.29                 1270.2
   7/1/2006             9/29/2006             1340.28                  1224.54                 1335.85
  9/30/2006            12/29/2006             1431.81                  1327.1                  1418.3

   1/1/2007             3/30/2007             1461.57                  1363.98                 1420.86
  3/31/2007             6/29/2007             1540.56                  1416.37                 1503.35
  6/30/2007             9/28/2007             1555.9                   1370.6                  1526.75
  9/29/2007            12/31/2007             1576.09                  1406.1                  1468.36

   1/1/2008             3/31/2008             1471.77                  1256.98                 1322.7
   4/1/2008             6/30/2008             1440.24                  1272                    1280
   7/1/2008             9/30/2008             1313.15                  1106.42                 1166.36
  10/1/2008            12/31/2008             1167.03                   741.02                  903.25

   1/1/2009             3/31/2009              943.85                   666.79                  797.87
   4/1/2009             6/30/2009              956.23                   783.32                  919.32
   7/1/2009             9/14/2009             1049.74                   869.32                 1049.34


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about September 17, 2009, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                    $257,000

                                   [RBC LOGO]
                              Royal Bank of Canada



    Enhanced Return Notes Linked to the S&P 500(R) Index, due March 17, 2011

                               September 14, 2009